Exhibit 99.2

Condensed Interim Consolidated Financial Statements

ALGOMA STEEL GROUP INC.

(Unaudited)

As at September 30, 2021 and March 31, 2021

and for the three and six month periods ended

September 30, 2021 and 2020

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Income (Loss)

(Unaudited)

	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
expressed in millions of Canadian dollars
Revenue (Note 4)	$1,010.2	$1,799.3	$377.0	$726.4
Operating expenses
Cost of sales (Note 5)	$578.7	$1,088.9	$389.8	$729.5
Administrative and selling expenses	29.4	56.1	11.9	24.4

Income (loss) from operations	$402.1	$654.3	$(24.7)	$(27.5)

Other income and expenses
Finance income	$—	$—	$(0.2)	$(0.8)
Finance costs (Note 6)	14.7	29.8	17.4	36.2
Interest on pension and other post-employment benefit obligations	2.9	5.8	4.3	8.6
Foreign exchange (gain) loss	(14.0)	(4.0)	13.8	31.2
Transaction costs	6.3	9.2	—	—

	$9.9	$40.8	$35.3	$75.2

Income (loss) before income taxes	$392.2	$613.5	$(60.0)	$(102.7)
Less: income tax expense (Note 20)	104.0	121.4	—	—

Net Income (loss)	$288.2	$492.1	$(60.0)	$(102.7)

Net income (loss) per common share
Basic (Note 28)	$4.02	$6.86	$(0.84)	$(1.43)
Diluted (Note 28)	$4.02	$6.86	$(0.84)	$(1.43)

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
expressed in millions of Canadian dollars
Net Income (loss)	$288.2	$492.1	$(60.0)	$(102.7)
Other comprehensive income (loss), net of income tax, that will be reclassified subsequently to profit or loss
Net unrealized income (loss) on cash flow hedges, net of tax recovery, $5.0 million and $22.4 million, respectively (Note 17)	$22.1	$(5.7)	$—	$—
Other comprehensive income (loss), net of income tax, that will not be reclassified subsequently to profit or loss
Foreign exchange gain (loss) on translation to presentation currency	$17.9	$16.1	$(2.3)	$(12.4)
Remeasurement of pension and other post-employment benefit obligations, net of tax nil (Notes 18, 19)	$52.0	$64.9	$(20.0)	$(152.0)

	$92.0	$75.3	$(22.3)	$(164.4)

Total comprehensive income (loss)	$380.2	$567.4	$(82.3)	$(267.1)

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	September 30, 2021	March 31, 2021
expressed in millions of Canadian dollars
Assets
Current
Cash (Note 7)	$366.6	$21.2
Restricted cash (Note 7)	3.9	3.9
Accounts receivable, net (Note 8)	445.7	274.6
Inventories, net (Note 9)	486.0	415.3
Prepaid expenses and deposits	101.7	74.6
Margin payments (Note 17)	58.3	49.4
Other assets	4.3	3.8

Total current assets	$1,466.5	$842.8

Non-current
Property, plant and equipment, net (Note 10)	$710.1	$699.9
Intangible assets, net (Note 11)	1.5	1.5
Parent company promissory note receivable (Note 24)	2.2	2.2
Other assets	5.4	7.5

Total non-current assets	$719.2	$711.1

Total assets	$2,185.7	$1,553.9

Liabilities and Shareholder’s Equity
Current
Bank indebtedness (Note 12)	$—	$90.1
Accounts payable and accrued liabilities (Note 13)	268.0	163.8
Taxes payable and accrued taxes (Note 14)	42.0	27.2
Current portion of long-term debt (Note 15)	15.1	13.6
Current portion of governmental loans (Note 16)	5.0	—
Current portion of environmental liabilities	3.2	4.5
Derivative financial instruments (Note 17)	67.2	49.4

Total current liabilities	$400.5	$348.6

Non-current
Long-term debt (Note 15)	$437.2	$439.3
Long-term governmental loans (Note 16)	85.5	86.4
Accrued pension liability	96.1	170.1
Accrued other post-employment benefit obligation	305.9	297.8
Other long-term liabilities	2.7	2.5
Environmental liabilities	36.8	35.4
Deferred income tax liabilities (Note 20)	74.6	—

Total non-current liabilities	$1,038.8	$1,031.5

Total liabilities	$1,439.3	$1,380.1

Shareholder’s equity
Capital stock (Note 22)	$409.5	$409.5
Accumulated other comprehensive income	84.8	9.5
Retained earnings (deficit)	242.8	(249.3)
Contributed surplus	9.3	4.1

Total shareholder’s equity	$746.4	$173.8

Total liabilities and shareholder’s equity	$2,185.7	$1,553.9

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited)

expressed in millions of Canadian dollars	Capital stock	Contributed Surplus	Foreign exchange gain (loss) on translation to presentation currency	Actuarial gain (loss) on pension and other post- employment benefit obligation, net of tax	Cash flow hedge reserve - unrealized loss (Note 17)	Accumulated other compre- hensive income (loss)	Retained earnings (deficit)	Total Shareholder’s equity
Balance at March 31, 2021	$409.5	$4.1	$(0.9)	$75.2	$(64.8)	$9.5	$(249.3)	$173.8
Net income	—	—	—	—	—	—	492.1	492.1
Other comprehensive (loss) income	—	—	16.1	64.9	(5.7)	75.3	—	75.3
Exercise of performance share units, net of director units reclassified (Note 26)	—	5.2	—	—	—	—	—	5.2

Balance at September 30, 2021	$409.5	$9.3	$15.2	$140.1	$(70.5)	$84.8	$242.8	$746.4

Balance at March 31, 2020	$409.5	$—	$11.4	$52.2	$—	$63.6	$(173.2)	$299.9
Net loss	—	—	—	—	—	—	(102.7)	(102.7)
Other comprehensive loss	—	—	(12.4)	(152.0)	—	(164.4)	—	(164.4)

Balance at September 30, 2020	$409.5	$—	$(1.0)	$(99.8)	$—	$(100.8)	$(275.9)	$32.8

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
expressed in millions of Canadian dollars
Operating activities
Net Income (loss)	$288.2	$492.1	$(60.0)	$(102.7)
Items not affecting cash:
Amortization of property, plant and equipment and intangible assets	22.1	42.8	23.5	42.7
Deferred income tax expense (Note 20)	78.3	95.7	—	—
Pension expense in excess of funding (pension funding in excess of expense)	4.0	(3.3)	(7.7)	(15.4)
Post-employment benefit funding in excess of expense	(1.9)	(3.5)	(2.6)	(4.1)
Unrealized foreign exchange (gain) loss on:
accrued pension liability	(3.8)	(0.8)	5.9	14.3
post-employment benefit obligations	(8.5)	(4.2)	6.1	15.4
Finance costs (Note 6)	14.7	29.8	17.4	36.2
Interest on pension and other post-employment benefit obligations	2.9	5.8	4.3	8.6
Accretion of governmental loans and environmental liabilities	3.0	6.0	2.8	5.4
Unrealized foreign exchange (gain) loss on government loan facilities	(2.4)	(1.2)	1.5	4.2
Other	0.3	1.1	1.3	2.4

	$396.9	$660.3	$(7.5)	$7.0
Net change in non-cash operating working capital (Note 23)	(15.8)	(157.6)	(48.0)	(82.9)
Environmental liabilities paid	(1.0)	(1.5)	(0.2)	(0.5)

Cash generated by (used in) operating activities	$380.1	$501.2	$(55.7)	$(76.4)

Investing activities
Acquisition of property, plant and equipment (Note 10)	$(24.9)	$(44.0)	$(18.8)	$(30.8)
Acquisition of intangible asset (Note 11)	(0.2)	(0.2)	—	—
Issuance of parent company promissory note receivable (Note 24)	—	—	(1.1)	(1.1)

Cash used in investing activities	$(25.1)	$(44.2)	$(19.9)	$(31.9)

Financing activities
Bank indebtedness repaid, net (Note 12)	$—	$(86.9)	$(111.0)	$(120.0)
Repayment of Secured Term Loan (Note 15)	(0.9)	(1.8)	(1.0)	(2.0)
Repayment of Algoma Docks Term Loan Facility	(2.7)	(5.2)	(2.2)	(4.1)
Governmental loans issued, net of benefit (Note 16)	—	—	1.1	6.2
Interest paid	(10.7)	(21.4)	(1.2)	(2.9)
Interest cost paid on right-of-use assets	—	—	(0.2)	(0.3)
Other	—	—	(0.2)	(0.1)

Cash used in financing activities	$(14.3)	$(115.3)	$(114.7)	$(123.2)

Effect of exchange rate changes on cash	$4.0	$3.7	$(1.6)	$(10.6)
Cash
Change	344.7	345.4	(191.9)	(242.1)
Opening balance	21.9	21.2	214.8	265.0

Ending balance (Note 7)	$366.6	$366.6	$22.9	$22.9

See accompanying notes to the condensed interim consolidated financial statements

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

1.	GENERAL INFORMATION

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. under section 85(1) of the Income Tax Act (Canada) effecting the purchase on an income tax-deferred basis. The purchase transaction was completed March 29, 2021. Algoma Steel Group Inc. is the parent holding company of Algoma Steel Inc. and does not conduct any business operations. The address of the Company’s registered office is 1600-295 Georgia Street West, British Columbia, Vancouver, Canada.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. The Company is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario and Canada. The Company produces sheet and plate products that are sold primarily in Canada and the United States.

The condensed interim consolidated financial statements of the Company as at September 30, 2021 and March 31, 2021 and for the three and six month periods ended September 30, 2021 and 2020 are comprised of the Company and its wholly-owned subsidiaries as follows:

•	Algoma Steel Holdings Inc.

•	Algoma Steel Intermediate Holdings Inc.

•	Algoma Steel Inc.

•	Algoma Steel Inc. USA

•	Algoma Docks GP Inc.

•	Algoma Docks Limited Partnership

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 5 of the Company’s annual consolidated financial statements for the years ended March 31, 2021. The accounting policies and accounting judgements used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Company’s annual consolidated financial statements, except for adoption of new or amended accounting standards as disclosed in Note 3.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended March 31, 2021 and March 31, 2020.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

2.	BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on November 10, 2021.

Basis of presentation

The condensed interim consolidated financial statements have been prepared on a going concern assumption using historical cost basis, except for certain financial instruments that are measured at fair value, as explained in the accounting policies disclosed in Note 3 to the Company’s annual consolidated financial statements for the years ended March 31, 2021 and March 31, 2020 and Note 24 of the condensed interim consolidated financial statements. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The going concern assumption assumes the realization of assets and the discharge of liabilities in the normal course of business.

COVID-19 Pandemic

On March 11, 2020, the coronavirus (COVID-19) was declared a pandemic by the World Health Organization. Many countries have implemented measures to control the spread of the virus. Concerns about the spread of the virus, and measures taken to control the spread of the virus have negatively affected economies globally, and upset normal commercial patterns, causing the slowdown and/or closure of companies around the world.

The Government of Ontario, Canada, announced on March 23, 2020, that steel manufacturers, such as the Company, and their suppliers, were deemed essential businesses due to their importance to the Ontario economy and their support of critical infrastructure projects. Accordingly, the Company has implemented many measures designed to protect the health and safety of our employees, and the health and safety of our customers and suppliers.

At the onset of the pandemic, slowdowns and disruptions in the operations of our customers led to a reduction in demand. In response, during the six month period ended September 30, 2020 the Company adjusted production to match demand and to control costs. During the six month period ended March 31, 2021 and for the three and six month periods ended September 30, 2021, production and shipment volumes improved, returning to normal levels.

The Government of Canada passed the CEWS (Canada Emergency Wage Subsidy) in response to the COVID-19 pandemic. For the three and six month periods ended September 30, 2021, the Company did not receive CEWS funding. For the three and six month periods ended September 30, 2020, the Company recorded a $22.3 million and $51.6 million respectively, reduction to personnel expenses in connection with the receipt of funding under the CEWS program.

Functional and presentation currency

The Company’s functional currency is the United States dollar (“US dollar” and “US $”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. The items included in the condensed interim consolidated financial statements are measured using the US dollar.

The condensed interim consolidated financial statements are presented in millions of Canadian dollars (“$”).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

3.	FUTURE ACCOUNTING CHANGES

Standards and Interpretations issued and not yet adopted

Proceeds before Intended Use

IAS 16 “Property, Plant and Equipment (PPE)” sets out an amendment prohibiting an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Cost of Fulfilling a Contract

IAS 37 “Provisions, contingent liabilities and contingent assets” sets out an amendment clarifying the meaning of “costs to fulfil a contract”. The amendment clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Amended Disclosure for Accounting Policies

IAS 1 “Presentation of Financial Statements” sets out amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

Amended Scope of Recognition

IAS 12 “Income Taxes” sets out amendments that narrow the scope of recognition exemption in paragraphs 15 and 24 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.

Definition of Accounting Estimates

IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” sets out amendments introducing the definition of an accounting estimate and include other amendments to assist entities distinguish changes in accounting estimates from changes in accounting policies. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting estimates that occur on or after the start of that period. Early adoption is permitted.

4.	REVENUE

The Company is viewed as a single business segment involving steel production for purposes of internal performance measurement and resource allocation.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

4.	REVENUE (continued)

	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Total revenue is comprised of:
Sheet & Strip	$824.8	$1,462.0	$277.7	$514.2
Plate	111.7	197.4	57.6	131.5
Freight	41.9	83.7	34.8	66.4
Non-steel revenue	31.8	56.2	6.9	14.3

	$1,010.2	$1,799.3	$377.0	$726.4

The geographical distribution of total revenue is as follows:
Sales to customers in Canada	$338.0	$631.0	$157.9	$323.1
Sales to customers in the United States	652.1	1,131.0	216.5	396.8
Sales to customers in the rest of the world	20.1	37.3	2.6	6.5

	$1,010.2	$1,799.3	$377.0	$726.4

For the three and six month periods ended September 30, 2021, sales of $110.6 million and $192.1 million respectively, to one customer represented greater than 10% of total revenue. For the three and six month periods ended September 30, 2020, sales to any one customer did not represent greater than 10% of total revenue.

5.	COST OF SALES

,	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Total cost of sales is comprised of:
Cost of steel revenue	$525.0	$969.0	$348.1	$648.8
Cost of freight revenue	41.9	83.7	34.8	66.4
Cost of non-steel revenue	11.8	36.2	6.9	14.3

	$578.7	$1,088.9	$389.8	$729.5

Inventories recognized as cost of sales:	$536.8	$1,005.2	$355.0	$663.1

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$0.3	$1.1	$—	$2.5

Amortization included in cost of steel revenue for the three and six month periods ended September 30, 2021 was $22.0 million and $42.6 million respectively. Amortization included in cost of steel revenue for the three and six month periods ended September 30, 2020 was $23.4 million and $42.5 million respectively.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

5.	COST OF SALES (continued)

Government Grant (Canada Emergency Wage Subsidy)

The Government of Canada passed the CEWS (Canada Emergency Wage Subsidy) in response to the COVID-19 pandemic. For the three and six month periods ended September 30, 2021, the Company did not receive CEWS funding. For the three and six month periods ended September 30, 2020, the Company recorded, in cost of steel revenue, a $20.8 million and $47.8 million respectively, reduction to personnel expenses in connection with the CEWS program.

Federal Greenhouse Gas Pollution Pricing Act

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. During the three and six month periods ended September 30, 2021, total carbon tax recognized as a recovery in cost of sales was $0.5 million and $1.1 million respectively. For the three and six month periods ended September 30, 2020, total Carbon Tax recognized in cost of sales as an expense was $1.5 million and $3.0 million respectively.

6.	FINANCE COSTS

	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Finance costs are comprised of:
Interest on the Revolving Credit Facility (Note 12)	$(0.4)	$0.1	$1.0	$2.4
Interest on the Secured Term Loan Facility (Note 15)	9.7	19.1	11.1	23.1
Interest on the Algoma Docks Term Loan Facility (Note 15)	1.0	2.0	1.2	2.6
Other interest expense	0.3	0.6	0.3	0.7
Revolving Credit Facility fees	0.4	0.7	0.2	0.5
Unwinding of issuance costs of debt facilities (Note 12 and Note 15)	3.7	7.3	3.6	6.9

	$14.7	$29.8	$17.4	$36.2

As disclosed in Note 15, on April 1, 2020, and July 1, 2020, management elected to pay the interest due on the Secured Term Loan Facility in kind for interest accrued during the period January to June 2020. The interest expense on the Secured Term Loan Facility in respect of this 1% premium was $1.0 million (US $0.8 million) during the three month period ended September 30, 2020 and $2.0 million (US $1.5 million) during the six month period ended September 30, 2020.

7.	CASH AND RESTRICTED CASH

At September 30, 2021, the Company had $366.6 million of cash (March 31, 2021 – $21.2 million) and restricted cash of $3.9 million (March 31, 2021 – $3.9 million). Restricted cash was held to provide collateral for letters of credit and other obligations of the Company at both September 30, 2021 and March 31, 2021.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

8.	ACCOUNTS RECEIVABLE, NET

As at,	September 30, 2021	March 31, 2021
The carrying amount of:
Trade accounts receivable	$408.8	$259.3
Allowance for doubtful accounts	(2.1)	(1.8)
Governmental loan claims receivable
Federal Advanced Manufacturing Fund (“Federal AMF”) Loan	6.0	6.0
Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”) Agreement	3.0	3.0
Canada Emergency Wage Subsidy receivable	—	0.5
Northern Industrial Electricity Rate program rebate receivable	2.2	2.6
Ontario Workplace Safety and Insurance Board New Experimental Experience Rating rebate receivable	1.5	1.5
Other accounts receivable	26.3	3.5

	$445.7	$274.6

At September 30, 2021, other accounts receivable comprise non-trade accounts receivable including $20 million receivable for royalty rights. At March 31, 2021, other accounts receivable comprise non-trade accounts receivable.

Allowance for doubtful accounts

As at,	September 30, 2021	March 31, 2021
Opening balance	$(1.8)	$(0.7)
Net remeasurement of loss allowance	(0.3)	0.6
Amounts written off	—	(1.7)

Ending balance	$(2.1)	$(1.8)

9.	INVENTORIES, NET

As at,	September 30, 2021	March 31, 2021
The carrying amount of:
Raw materials and consumables	$342.3	$278.3
Work in progress	100.6	109.2
Finished goods	43.1	27.8

	$486.0	$415.3

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

10.	PROPERTY PLANT AND EQUIPMENT, NET

As at,	September 30, 2021	March 31, 2021
The carrying amount of:
Freehold land	$6.2	$6.2
Buildings	42.4	44.5
Machinery and equipment	602.5	614.7
Computer hardware	0.5	0.5
Right-of-use assets	1.5	1.6
Property under construction	57.0	32.4

	$710.1	$699.9

Amortization of property, plant and equipment

Amortization of property, plant and equipment for the three and six month periods ended September 30, 2021, was $21.6 million and $42.7 million respectively. Amortization of property, plant and equipment for the three and six month periods ended September 30, 2020, was $22.2 million and $44.3 million respectively. Amortization included in inventories at September 30, 2021, amounted to $12.2 million (March 31, 2021 - $5.6 million).

Acquisitions and disposals

During the three month period ended September 30, 2021, property, plant and equipment were acquired at an aggregate net cost of $24.9 million (September 30, 2020 – $18.8 million); comprised of property, plant and equipment acquired with a total cost of $25.9 million (September 30, 2020 - $20.2 million), against which the Company recognized benefits totalling $1.0 million (September 30, 2020 - $1.4 million) in respect of the governmental loans and the governmental grant discussed in Note 16. During the six month period ended September 30, 2021, property, plant and equipment were acquired at an aggregate net cost of $44.0 million (September 30, 2020 - $30.8 million); comprised of property, plant and equipment acquired with a total cost of $46.3 million (September 30, 2020 - $38.8 million), against which the Company recognized benefits totalling $2.3 million (September 30, 2020 - $8.0 million) in respect of the governmental loans and the government grants discussed in Note 16.

During the three month period ended September 30, 2021, the Company did not dispose of any property, plant and equipment. During the six month period ended September 30, 2021, the Company disposed of property, plant and equipment with a cost of $0.3 million which resulted in a net gain of $0.3 million. For the six month period ended September 30, 2020, the Company did not dispose of any property, plant and equipment.

11.	INTANGIBLE ASSETS, NET

As at,	September 30, 2021	March 31, 2021
The carrying amount of:
Software	$1.5	$1.5

Amortization of intangible assets

Amortization of intangible assets for the three and six month periods ended September 30, 2021, was $0.1 million respectively. Amortization of intangible assets for the three and six month periods ended September 30, 2020, was $0.1 million respectively.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

11.	INTANGIBLE ASSETS, NET (continued)

Acquisitions and disposals

During the three and six month period ended September 30, 2021, intangible assets were acquired at a cost of $0.2 million. During the three and six month periods ended September 30, 2020, the Company did not acquire any intangible assets.

12.	BANK INDEBTEDNESS

On November 30, 2018, the Company obtained US $250.0 million in the form of a traditional asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and a secondary claim on the rest of the Company’s assets. The Revolving Credit Facility bears interest at a rate of London Inter-Bank Overnight Rate (“LIBOR”) plus an applicable margin of 1.5%.

At September 30, 2021, there was no balance drawn on this facility as the Company repaid the entire Revolving Credit Facility balance. There was $292.2 million (US $229.3 million) of unused availability after taking into account $26.4 million (US $20.7 million) of outstanding letters of credit, and borrowing base reserves. At March 31, 2021, the Company had drawn $90.1 million (US $71.7 million), and there was $200.8 million (US $156.5 million) of unused availability after taking into account $27.4 million (US $21.8 million) of outstanding letters of credit and borrowing base reserves.

Transaction costs related to the Revolving Credit Facility amounted to $7.0 million, and are disclosed as other non-current assets in the condensed interim consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which has an initial maturity date of November 30, 2023. At September 30, 2021, the unamortized transaction costs related to the Revolving Credit Facility were $2.9 million (March 31, 2021 - $3.5 million).

Reconciliation of liabilities arising from financing activities

The changes in the Company’s bank indebtedness for the six month period ended September 30, 2021 arising from financing activities are presented below:

Balance at March 31, 2021	$90.1
Revolving Credit Facility drawn	17.3
Repayment of Revolving Credit Facility	(104.2)
Foreign exchange	(3.2)

Balance at September 30, 2021	$—

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	September 30, 2021	March 31, 2021
The carrying amount of:
Accounts payable	$102.5	$53.3
Accrued liabilities	63.7	58.3
Wages and accrued vacation payable	101.8	52.2

	$268.0	$163.8

14.	TAXES PAYABLE AND ACCRUED TAXES

As at,	September 30, 2021	March 31, 2021
The carrying amount of:
Payroll taxes payable	$3.9	$3.5
Sales taxes (recovery) payable	(1.0)	3.5
Carbon tax accrual	13.3	20.2
Income taxes payable	25.8	—

	$42.0	$27.2

15.	LONG-TERM DEBT

As at,	September 30, 2021	March 31, 2021
The carrying amount of:
Secured Term Loan Facility due November 30, 2025
Current portion	$3.6	$3.6
Long-term portion	381.5	378.3

	$385.1	$381.9

Algoma Docks Term Loan Facility due May 31, 2025
Current portion	$12.6	$11.1
Long-term portion	59.1	64.9

	$71.7	$76.0

Less: unamortized financing costs
Current portion	$1.1	$1.1
Long-term portion	3.4	3.9

	$4.5	$5.0

	$452.3	$452.9

Current portion of long-term debt	$15.1	$13.6
Long-term portion of long-term debt	437.2	439.3

	$452.3	$452.9

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

15.	LONG-TERM DEBT (continued)

During the three and six month periods ended September 30, 2021, the Company paid, in cash, interest of $9.7 million and $19.1 million respectively on the Secured Term Loan Facility. On April 1, 2020, and July 1, 2020, management elected to pay the interest due on the Secured Term Loan Facility in kind which resulted in a 1% premium. The April 1, 2020 and July 1, 2020 payments in kind were $11.3 million (US $8.0 million) and $11.0 million (US $8.1 million), respectively and resulted in a corresponding increase in the principal amount of the Secured Term Loan Facility of $11.3 million (US $8.0 million) and $11.0 million (US $8.1 million) for the three and six month periods ended September 30, 2020 respectively.

Reconciliation of liabilities arising from financing activities

The changes in the Company’s long-term debt facilities arising from financing activities are presented below:

	Secured Term Loan Facility	Algoma Docks Term Loan Facility
Balance at March 31, 2021	$377.0	$76.0
Facility repayment	(1.8)	(5.2)
Unwinding of issuance costs of debt facility	0.6	—
Foreign exchange	4.9	0.9

Balance at September 30, 2021	$380.7	$71.7

Secured Term Loan Facility

On November 30, 2018, the Company secured $378.8 million (US $285.0 million) in the form of a Secured Term Loan Facility (the “Secured Term Loan Facility”). The Secured Term Loan Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Secured Term Loan Facility has a second claim on the accounts receivable and the inventories of the Company and a priority claim on the rest of the Company’s assets. The facility bears interest at LIBOR plus 8.5%. The Term Loan Facility has an initial maturity date of November 30, 2025, and is repayable in quarterly payments of US $0.7 million with the remaining balance due at maturity.

Algoma Docks Term Loan Facility

On November 30, 2018, the Company secured $97.0 million (US $73.0 million) in the form of a Term Loan Facility (the “Algoma Docks Term Loan Facility”). The Algoma Docks Term Loan Facility is secured by certain of the Company’s port assets. Under the General Security Agreement, the Term Loan Facility has a first priority claim over all present and future property of certain of the Company’s subsidiaries. The facility bears interest at LIBOR plus 5%. The Algoma Docks Term Loan Facility has a maturity date of May 30, 2025. In accordance with this agreement, the Company is required to make quarterly payments to the lender, comprising interest and principal, as follows:

Quarterly, commencing February 2021, ending November 30, 2021	US $	2.9 million
Quarterly, commencing February 2022, ending with maturity	US $	3.3 million

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

16.	LONG-TERM GOVERNMENTAL LOANS

As at,	September 30, 2021	March 31, 2021
The carrying amount of:
Long-term portion
Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$36.8	$39.7
Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	40.3	38.7
Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	8.4	8.0

	$85.5	$86.4

Current portion
Federal AMF Loan, denominated in Canadian dollars	$5.0	$—

	$90.5	$86.4

The changes in the Company’s Long-term governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued	Governmental loan benefit recognized immediately	Acretion of governmental loan benefit	Carrying value
Federal AMF Loan
Balance at March 31, 2021	$60.2	$(26.5)	$6.0	$39.7
	—	—	2.1	2.1

Balance at September 30, 2021	$60.2	$(26.5)	$8.1	$41.8

Provincial MENDM Loan
Balance at March 31, 2021	$59.9	$(26.4)	$5.2	$38.7
	—	—	1.6	1.6

Balance at September 30, 2021	$59.9	$(26.4)	$6.8	$40.3

Federal SIF Loan
Balance at March 31, 2021	$15.0	$(7.8)	$0.8	$8.0
	—	—	0.4	0.4

Balance at September 30, 2021	$15.0	$(7.8)	$1.2	$8.4

Total, Governmental Loans
Balance at March 31, 2021	$135.1	$(60.7)	$12.0	$86.4
	—	—	4.1	4.1

Balance at September 30, 2021	$135.1	$(60.7)	$16.1	$90.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

17.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company is party to an International Swaps and Derivatives Association, Inc. (ISDA) 2002 master agreement with an investment and financial services company to hedge the commodity price risk associated with various commodities. At September 30, 2021, the Company entered into agreements to hedge the revenue on the sale of steel. The credit support annex to the master agreement requires the Company to make margin payments to satisfy collateral requirements based on Market to Market (MTM) exposure of the commodity contracts in excess of US $0.25 million. At September 30, 2021, the Company made margin payments totaling $58.3 million as a cash collateral, which does not meet the offsetting criteria in IAS 32 “Financial instruments - presentation”.

The commodity contracts to hedge the NYMEX price of the Hot rolled coil price of steel is a derivative which is designated as a cash flow hedge for which hedge effectiveness is measured for the duration of the agreements and therefore carried at fair value through other comprehensive income (loss). The steel derivative contracts as at September 30, 2021 terminate over the course of the year from October 2021 to December 2022. During the three and six month periods ended September 30, 2021, the Company entered into agreements to hedge the price of steel for 33,000 tons and 72,000 tons respectively. During the three and six month periods ended September 30, 2021, steel hedge agreements for 28,000 tons and 49,000 tons respectively, expired.

The fair value and notional amounts of these derivatives are as follows:

	Fair Value Liability		Notional Amounts (tons, in thousands)		Average Price (USD) (per ton)
	September 30, 2021	March 31, 2021	September 30, 2021	March 31, 2021	September 30, 2021	March 31, 2021
Cash flow hedges - commodity price risk
Steel swaps	67.2	49.4	129.0	117.0	$992.8	728.7

	$67.2	$49.4

The cumulative amount of gains and losses on cash flow hedging instruments assessed as effective are presented in the cash flow hedge reserve through other comprehensive income (loss) and is recognized in profit or loss only when the hedged transaction impacts the profit or loss, or is included directly in the initial cost or other carrying amount of the hedged non-financial items (basis adjustment).

During the year ended March 31, 2021, the Company entered into an agreement to hedge the cost of natural gas that was consumed between January 1, 2021 and March 31, 2021. Management designated this hedge as a cash flow hedge, and accordingly measured the effectiveness of the hedge on a monthly basis throughout the life of the agreement. The loss resulting from this agreement of $1.7 million was initially recorded in the cash flow hedge reserve in other comprehensive income (loss), and was subsequently recognized in the cost of sales.

At September 30, 2021, the unrealized loss resulting from the steel hedges of $92.9 million, net of tax of $22.4 million (March 31, 2021 – $64.8 million), was recognized in the cash flow hedge reserve in other comprehensive income (loss). During the six month period ended September 30, 2021 the realized loss resulting from the steel hedges of $46.8 million was subsequently reclassified from other comprehensive income (loss) and recognized in revenue for the steel hedges (March 31, 2021 - $4.2 million).

The movements in the cash flow hedge reserve for the period as a component of accumulated other comprehensive income (loss) is as follows:

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

17.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	September 30, 2021	March 31, 2021
Opening balance	$64.8	$—
Loss arising on changes in fair value of cash flow hedges, net of tax of $22.4 million	52.5	70.7
Loss reclassified to profit	(46.8)	(5.9)

Net unrealized loss on cash flow hedges	5.7	64.8

Ending balance	$70.5	$64.8

18.	PENSION BENEFITS

Defined benefit plans

The components of amounts recognized in the condensed interim consolidated statements of net income (loss) in respect of these defined benefit plans are presented below:

,	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Amounts recognized in net income (loss) were as follows:
Current service cost	$5.2	$10.4	$5.0	$10.0
Net interest cost	0.9	1.8	1.9	3.8

	$6.1	$12.2	$6.9	$13.8

Defined benefit costs recognized in:
Cost of sales	$4.7	$9.4	$4.5	$9.0
Administrative and selling expense	0.5	1.0	0.5	1.0
Interest on pension liability	0.9	1.8	1.9	3.8

	$6.1	$12.2	$6.9	$13.8

The amounts recognized in the condensed interim consolidated statements of other comprehensive income (loss) in respect of these defined benefit plans are presented below:

,	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Amounts recognized in other comprehensive income (loss), were as follows:
Actuarial (gain) loss on accrued pension liability	$(52.5)	$(72.5)	$14.8	$93.1

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

18.	PENSION BENEFITS (continued)

On June 20, 2019, the legislation in respect of the closed plan for pensioners who retired prior to January 1, 2002 was enacted into law. Further, the funds held in escrow ($2.5 million), and accrued interest thereon, in respect of the arrangement described above were transferred from Old Steelco Inc.’s Monitor to the trustee for this plan on June 20, 2019.

19.	OTHER POST-EMPLOYMENT BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net income (loss) in respect of these other post-employment benefit plans are presented below:

,	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Amounts recognized in net income (loss) were as follows:
Current service cost	$0.8	$1.8	$0.8	$1.6
Net interest cost	2.0	4.0	2.4	4.8

	$2.8	$5.8	$3.2	$6.4

Post employment benefit costs recognized in:
Cost of sales	$0.7	$1.6	$0.7	$1.4
Administrative and selling expense	0.1	0.2	0.1	0.2
Interest on pension liability	2.0	4.0	2.4	4.8

	$2.8	$5.8	$3.2	$6.4

The amounts recognized in the condensed interim consolidated statements of other comprehensive income (loss) in respect of these other post-employment benefit plans are presented below.

	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Amounts recognized in other comprehensive income (loss), were as follows:
Actuarial loss on accrued post employment benefit liability	$0.5	$7.6	$5.2	$58.9

20.	TAX MATTERS

The components of income tax expense for the three and six month periods ended September 30, 2021 and September 30, 2020, are as follows:

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

20.	TAX MATTERS (continued)

,	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Income tax expense recognized in net income:
Current tax expense	$25.7	$25.7	$—	$—
Deferred income tax expense	78.3	95.7	—	—

	$104.0	$121.4	$—	$—

Income tax recovery recognized in other comprehensive loss:
Tax effect of net unrealized loss on cash flow hedges	$5.0	$23.2	$—	$—

	$5.0	$23.2	$—	$—

As disclosed in the condensed interim consolidated financial statements for the three month period ended June 30, 2021, the Company had non-capital tax losses available of $306.5 million; $109.6 million expire in 2038, $111.5 million expire in 2039 and $85.4 million expire in 2040. For the three month period ended September 30, 2021, the Company has fully utilized the non-capital tax losses.

21.	COMMITMENTS AND CONTINGENCIES

Property, plant and equipment

In the normal course of business operations the Company has certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.

Key inputs to production

The Company requires large quantities of iron ore, coal, oxygen, electricity and natural gas in order to satisfy the demands of the steel manufacturing operation. The Company makes most of its purchases of these principal raw materials at negotiated prices under annual and multi-year agreements. These agreements provide the Company with comfort that an adequate supply of these key raw materials will be available to the Company at a price acceptable to the Company.

Legal matters

Additionally, from time to time, in the ordinary course of business, the Company is a defendant or party to a number of pending or threatened legal actions and proceedings. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such ordinary course claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to have a material adverse effect on these condensed interim consolidated financial statements. In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital and commodity taxes and, as a result of these audits, may receive assessments and reassessments.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

22.	CAPITAL STOCK

	Common Shares		Preferred Shares		Total Capital Stock
	Number of shares issued and outstanding[1]	Stated capital value	Number of shares issued and outstanding	Stated capital value	Number of shares issued and outstanding[1]	Stated capital value
Balance at March 31, 2021	71,767,775	$409.5	—	$—	71,767,775	$409.5

Balance at September 30, 2021	71,767,775	$409.5	—	$—	71,767,775	$409.5

1.	Retrospectively adjusted to reflect the reverse stock split, described below.

The Company was incorporated March 23, 2021 and issued one (1) common share with a nominal value on that date. On March 29, 2021, the Company and its parent company, Algoma Steel Intermediate Parent S.A.R.L (the “parent company”) entered into a purchase agreement whereby the Company issued 100,000,000 additional common shares to its parent company in exchange for all outstanding common shares in Algoma Steel Holdings Inc. totalling 100,000,001.

Pursuant to the Merger Agreement with Legato (refer to Note 29), on October 19, 2021, the Company effected a reverse stock split, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s ultimate parent company.

23.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

The changes in non-cash operating working capital are comprised of:

,	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Accounts receivable	$(102.2)	$(164.1)	$(43.3)	$22.6
Taxes payable and accrued taxes	21.4	14.4	5.8	5.8
Inventories	(3.8)	(62.8)	(11.3)	(77.3)
Prepaid expenses and other current assets	11.6	(33.7)	4.9	(6.0)
Accounts payable and accrued liabilities	69.0	99.0	(15.1)	(50.3)
Derivative financial instruments	(11.8)	(10.4)	—	—
Secured term loan interest payment in kind	—	—	11.0	22.3

	$(15.8)	$(157.6)	$(48.0)	$(82.9)

24.	RELATED PARTY TRANSACTIONS AND BALANCES

Parent company promissory note receivable

The Company’s ultimate parent, Algoma Steel Parent S.C.A., and its commonly controlled affiliates are related parties.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

24.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

During the three and six month periods ended September 30, 2021, there were no advances to the Company’s shareholder. During the year ended March 31, 2020, the Company entered into a promissory note with its shareholder in the amount of $1.3 million (US $0.9 million). During the year ended March 31, 2021, the Company advanced $1.1 million (US $0.8 million) to its shareholder. The Company’s shareholder used the proceeds of this note to pay reasonable expenses, liabilities and other obligations. The promissory note is unsecured and is non-interest-bearing.

At September 30, 2021, the balance of the parent company promissory note receivable was $2.2 million (US $1.7 million) (March 31, 2021 - $2.2 million (US $1.7 million)).

25.	FINANCIAL INSTRUMENTS

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Fair value of financial instruments

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management’s estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2 and 3 during the six month period ended September 30, 2021. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

The fair value of cash, restricted cash, accounts receivable, margin payments, bank indebtedness and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments. The fair value of the Revolving Credit Facility, disclosed in Note 12, the Secured Term Loan Facility, the Algoma Docks Term Loan Facility, disclosed in Note 15, and the Parent Company Promissory Note Receivable, disclosed in Note 23, approximate their respective carrying values.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

25.	FINANCIAL INSTRUMENTS (continued)

The fair values of natural gas and steel commodity swaps are classified as Level 2 and is calculated using the mark-to-market forward prices of NYMEX natural gas and Hot rolled coil steel based on the applicable settlement dates of the outstanding swap contracts.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at September 30, 2021 is the carrying amount of accounts receivable of $445.7 million (March 31, 2021 - $274.6 million) and cash of $366.6 million (March 31, 2021 - $21.2 million) held with highly rated Canadian banks. For the six month period ended September 30, 2021, sales to one customer represented greater than 10% of total revenue. At March 31, 2021, no one customer account was greater than 10% of the carrying amount of accounts receivable. As at September 30, 2021, $4.2 million, or 1.0%, of accounts receivable were more than 90 days old (March 31, 2021, $2.3 million, or 0.9%).

The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at September 30, 2021 was $2.1 million (March 31, 2021 - $1.8 million).

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The

Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 5 to the March 31, 2021 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 17, during the three and six month periods ended September 30, 2021, the Company was a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. These activities are carried out under the oversight of the Company’s Board of Directors.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

25.	FINANCIAL INSTRUMENTS (continued)

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

The Company’s Canadian dollar denominated financial instruments as at September 30, 2021 and March 31, 2021, were as follows:

As at,	September 30, 2021	March 31, 2021
Cash	$69.7	$5.6
Restricted cash	3.9	3.9
Accounts receivable	159.8	111.2
Bank indebtedness	—	(42.1)
Accounts payable and accrued liabilities	(210.1)	(131.6)
Long-term governmental loans	(87.1)	(87.8)

Net Canadian dollar denominated financial instruments	$(63.8)	$(140.8)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and six month periods ended September 30, 2021 would have decreased (or increased) income from operations by $0.6 million and $1.2 million respectively (September 30, 2020 - $0.1 million and nil, respectively).

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three month period ended September 30, 2021, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income by approximately $1.3 million (September 30, 2020 – $1.5 million). For the six month period ended September 30, 2021, a one percent increase (or decrease) in interest rates would have decreased (increased) net income by approximately $2.6 million (September 30, 2020 - $3.2 million).

The Company is exposed to interest rate benchmark, LIBOR, which is subject to interest rate benchmark reform. The exposure arises on financial liabilities bearing interest at LIBOR plus basis points including the Company’s Revolving Credit Facility, Secured Term Loan Facility and Algoma

Docks Term Loan Facility, as disclosed in Notes 12 and 15. The Company is closely monitoring the market and the output from the various industry working groups managing the transition to new benchmark interest rates including announcements made by Interbank Offered Rate (IBOR).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

25.	FINANCIAL INSTRUMENTS (continued)

The referenced benchmark rates applicable to the Company are expected to be published until at least June of 2023 and prior to their expiry Algoma will work with the administrative agent of its various LIBOR exposed credit agreements to replace LIBOR with a fall back reference rate at similar commercial terms to today’s rates.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, steel, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 21. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 17 to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel.

26.	KEY MANAGEMENT PERSONNEL

The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors. The ELT is comprised of the President & Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer, Vice-President – Strategy & General Counsel, Vice-President – Production, Vice-President – Maintenance & Operating Services and Vice-President – Human Resources.

Remuneration of the Company’s Board of Directors and ELT for the respective periods is as follows:

	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Salaries and benefits	$7.6	$17.8	$0.8	$2.5
Director fees	0.2	1.1	0.1	0.1

	$7.8	$18.9	$0.9	$2.6

For the three month period ended September 30, 2021, share-based compensation included in salaries and benefits and director fees were $6.8 million and $0.1 million, respectively. For the six month period ended September 30, 2021, share-based compensation included in salaries and benefits and director fees were $14.4 million and $1.0 million, respectively. For the three and six month periods ended September 30, 2020, share-based compensation was nil.

27.	SHARE BASED COMPENSATION

Long-term incentive plan

On May 13, 2020, Algoma Steel Holdings Inc. established a long-term incentive plan (“LTIP” or “Plan”), which was approved by the Board of Directors. The LTIP was designed to promote the alignment of senior management and employees of the Company with long-term shareholder interests.

Under the terms of the LTIP, the maximum number of common shares that may be subjected to awards is 10 million common shares, being 10% of the issued and outstanding common shares as at the date of the Plan. The awards issuable under the Plan consists of Restricted Share Units (“RSU”), Director Units (“DU”) and Performance Share Units (“PSU”).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

27.	SHARE BASED COMPENSATION (continued)

For the three and six month periods ended September 30, 2021, the Company recorded a share-based compensation expense of $6.9 million and $15.4 million, respectively (September 30, 2020 - $nil) in administrative and selling expenses on the consolidated statement of net income (loss). No exercises or forfeiture have been recorded to date.

Restricted share units

Under the terms of the LTIP, RSUs may be issued to eligible participants as may be designated by the Board of Directors from time-to-time. RSUs have an exercise price of $0.01 and become exercisable for one common share of the Company immediately prior to the occurrence of a liquidating event, which has meaning given in the Plan. Should the participants’ employment with the Company ceases, a cash-out option is available as an alternative method of settlement. Given the alternative settlement options at the election of the participant, the Company has accounted for these awards as cash-settled share-based transactions which are measured at fair value at each reporting date with the changes in fair value recorded in the consolidated statement of net loss. RSUs expire upon the completion of a liquidity event.

On July 31, 2020, 890,000 RSUs were granted to certain senior management of the Company, with a grant date fair value of $10.43 per RSU. The RSUs vest as to one-third of the total grant amount on each of the first three anniversaries of the grant date, with the first anniversary date on March 31, 2020. No exercises or forfeiture have been recorded to date.

As at September 30, 2021, the 890,000 RSUs remain outstanding with an estimated fair value of $21.76 per RSU under the Company’s LTIP, for which the Company recognized a liability of $19.0 million in accounts payable and accrued liabilities on the consolidated statements of financial position.

Director’s units

Under the terms of the LTIP, DUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the share value at the grant date. DUs have an exercise price of $0.01 and become exercisable for one common share of the Company immediately prior to the occurrence of a liquidating event, which has meaning given in the Plan. Should the participants’ employment with the Company ceases, a cash-out option is available as an alternative method of settlement. Given the alternative settlement options at the election of the participant, the Company has accounted for these awards as cash-settled share-based transactions which are measured at fair value at each reporting date with the changes in fair value recorded in the consolidated statement of net loss. DUs expire upon the completion of a liquidity event.

In addition to the 46,040 DUs granted during the year ended March 31, 2021, an additional 4,892 units and 7,698 units, respectively, were granted during the three and six month periods ended September 30, 2021.

As at September 30, 2021, the 53,738 DUs remain outstanding with an estimated fair value of $21.76 per DU under the Company’s LTIP, for which the Company recognized a liability of $1.2 million in accounts payable and accrued liabilities on the consolidated statements of financial position. No exercises or forfeiture have been recorded to date.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

27.	SHARE BASED COMPENSATION (continued)

Subsequent to March 31, 2021, DUs were reclassified as cash-settled share-based transactions. Therefore, the estimated fair value of the DUs have been reclassified from contributed surplus to accounts payable and accrued liabilities on the consolidated statements of financial position.

Performance share units

Under the terms of the LTIP, PSUs may be issued to eligible participants as may be designated by the Board of Directors from time-to-time. PSUs are share-based payments measured at fair value at the date of grant and expensed on a variable vesting basis that is determined to be consistent with the vesting period of RSUs granted on the same day. The grant date fair value takes into account the Company’s estimation of the PSUs that will eventually vest and adjusts for the effect of market based vesting conditions. PSUs have an exercise price of $0.01 and become exercisable for one common share of the Company immediately prior to the occurrence of a liquidating event, which has meaning given in the Plan. The amount of PSUs that vest and become exercisable is based on an equity value multiple achieved by the Company on the date of the liquidity event, which compares the equity value of the Company on the day of the liquidity event and the grant date. PSUs expire upon the completion of a liquidity event.

On July 31, 2020, 3,560,000 PSUs were granted to certain senior management of the Company, with a grant date fair value of $2.71 per PSU.

The Monte Carlo option-pricing model assumptions used to estimate the fair value of the PSUs at the grant date were as follows:

Options granted (in total on July 31, 2020)	3,560,000
Grant date share price	$7.99
Expected risk-free interest rate	0.22%
Expected unit price volatility	50.00%
Expected award life (years)	1.67
Grant date fair value of PSUs	$2.71

As at September 30, 2021, the 3,560,000 PSUs remain outstanding. No exercises or forfeiture of PSUs have been recorded to date. For the three and six month periods ended September 30, 2021, an additional $3.9 million and $5.4 million, respectively, has been recorded as compensation cost and included in administrative and selling expenses in the condensed interim consolidated statement of net income (loss).

28.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per common share:

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

28.	NET INCOME (LOSS) PER SHARE (continued)

	Three months ended September 30, 2021	Six months ended September 30, 2021	Three months ended September 30, 2020	Six months ended September 30, 2020
Weighted average common shares outstanding[1]
(in thousands):
Basic	71,768	71,768	71,768	71,768
Diluted	71,768	71,768	71,768	71,768
Net income (loss) per common share:
Basic	$4.02	$6.86	$(0.84)	$(1.43)
Diluted	$4.02	$6.86	$(0.84)	$(1.43)

1.	Retrospectively adjusted to reflect the reverse stock split, described below.

Pursuant to the Merger Agreement with Legato (refer to Note 29), on October 19, 2021, the Company effected a reverse stock split, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s ultimate parent company.

29.	SUBSEQUENT EVENTS

On May 24, 2021, the Company entered into a Merger Agreement, by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”) and Legato Merger Corp. (“Legato”). On October 19, 2021 (the “Closing”), the merger of Merger Sub and Legato pursuant to the Merger Agreement (the “Merger”) was completed, with Legato becoming a wholly-owned subsidiary of the Company and the stockholders of Legato becoming shareholders of the Company. Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement) each valued at $10.00 per share. Further, each outstanding vested LTIP award issued by Algoma Steel Holdings Inc. was exchanged for a replacement LTIP award issued by the Company (“Replacement LTIP Awards”). Following the stock split and LTIP exchange, there were approximately 75.0 million common shares outstanding on a fully-diluted basis.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for the right to receive one newly issued common share of the Company and each outstanding Legato warrant was converted into an equal number of Company warrants. Each of the Company’s warrants are exercisable for one common share in the Company at US$11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021.

In addition, pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted or issued the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares are met.

Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of Legato common stock, for the purchase price of US$10.00

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars

29.	SUBSEQUENT EVENTS (continued)

per share and at an aggregate purchase price of US$100,000,000 (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange a total of 10,000,000 common shares of the Company were issued in the PIPE Investment.

Further, in connection with the Merger, the Company paid transaction fees of approximately $27.3 million and incurred a listing expense of $84.5 million comprising the difference between the fair value of the Company’s common shares issued to Legato stockholders and the fair value of the net assets of Legato acquired. Following the consummation of the Merger on the Closing Date, Legato was dissolved and its assets and liabilities were distributed to the Company.

On October 27, 2021, Algoma Steel Inc., the Company’s subsidiary announced that it entered into a joint venture with Triple M Metal LP (“Triple M”), one of North America’s largest privately-owned ferrous and non-ferrous metal recycling companies, establishing a jointly owned company known as ATM Metals Inc. The new entity will source prime scrap metal and other iron units to meet the Company’s business needs, including in connection with its potential transformation to electric arc steelmaking. The closing date of this transaction was October 27, 2021.

On November 10, 2021, the Company’s Board of Directors authorized the Company to construct two new state-of-the art electric-arc-furnaces to replace its existing blast steelmaking operations. The Company plans to invest approximately $700 million in the EAF transformation, funded with previously announced financing commitments and the proceeds from the Merger. The Company anticipates a 30-month construction phase for the EAF facility, coming online in 2024, and expects to transition away from blast furnace steelmaking thereafter as more electric power on the grid supplying the Company becomes available.

Further, on November 10, 2021, the Board of Directors approved a plan to repay the Secured Term Loan and Algoma Docks Term Loan Facilities in full.